SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated November 11, 2011.

Document 1

For Immediate Release	November 11, 2011
RM: 17 – 11

Crystallex Reports Q3 Results

TORONTO, ONTARIO, November 11, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) today reported its financial results for the quarter ended September 30, 2011. The Company prepares its consolidated financial statements in U.S. dollars. Effective the first quarter of 2011, the Company’s financial statements are prepared in accordance with International Financial Reporting Standards, (“IFRS”). The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Overview

Crystallex is a Canadian-based mining company with a focus on acquiring, exploring, developing and operating mining projects.  Crystallex successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in Venezuela.  Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company has worked vigorously to bring the Las Cristinas Project to development. The CVG confirmed the validity of the MOC in August 2010.  Notwithstanding its compliance with the MOC, the fulfilment of all the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) and assurances that the Permit would be granted, on February 3, 2011, the MOC was unilaterally terminated by the CVG.  The Company believes there is no justification for this unilateral rescission under Venezuelan or international law. On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit for the Las Cristinas project, despite Crystallex’s fulfilment of all conditions established by Venezuela, and the arbitrary unilateral termination of the MOC.  The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination.

Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the loss in value of its investment in an amount in excess of US$3.8 billion.

The Arbitration Request was registered by ICSID on March 9, 2011. On October 5, 2011, Crystallex was advised by ICSID that the arbitral tribunal for its claim against Venezuela (the “Tribunal”) had been constituted and that formal proceedings had commenced. The Tribunal will hold its first session on December 1, 2011.  At the first session, the Tribunal will establish the procedural framework for the arbitration, and set out a schedule of written submissions from the parties.

The Arbitration procedure allows both parties the opportunity to present their case through written pleadings, oral hearings and testimony of witnesses and experts.  Following the hearing, the Tribunal will deliberate and issue a written reasoned decision, which could, in certain circumstances, be contested by either party. This process can last a number of years in the absence of a negotiated settlement with Venezuela.

The Company is diligently advancing its arbitration claim, while remaining receptive to settlement alternatives with Venezuela. At the same time, the Company is continuing with its efforts to sell the remaining Las Cristinas project equipment.  During the second and third quarters of 2011, the Company sold equipment for gross proceeds of $16.9 million and $1.8 million respectively.    The Company continues to pursue financing alternatives to raise proceeds to repay the $100 million notes due December 23, 2011 (the “Notes”) and to provide the Company with additional liquidity.  There are no assurances that alternative financing transactions will be successfully concluded.  A portion of the proceeds from equipment sales and possibly proceeds from such a refinancing in excess of the aggregate Note repayment obligation, are planned to be used for evaluating and pursuing additional opportunities in the mining sector and advancing the arbitration claim.

On May 27, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders (the “Noteholders”) are seeking a declaration from the Court that there has been a "Project Change of Control". If successful, the Company would have been required to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. On September 29, 2011 the court dismissed the Noteholders’ claim for a declaration that a Project Change of Control had occurred, and awarded Crystallex its costs of the proceeding.  On October 30, 2011, the Noteholders initiated an appeal of the court’s decision. Crystallex has been advised that the appeal is unlikely to be heard until the summer or fall of 2012.

On June 1, 2011, the Company was advised by the NYSE Amex that its appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the NYSE Amex. The NYSE Amex suspended trading of Crystallex shares on the NYSE Amex while the Appeal process was ongoing. The full Committee considered the matter on August 3, 2011 and in a letter dated August 10, 2011, the Company was advised that the full Committee had upheld the Panel Decision to delist the securities from the NYSE Amex.

The August 10, 2011 letter from the NYSE Amex noted that, “The Staff had reached this determination based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “[i]f the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as ... condemnation, seizure or expropriation.”

On October 5, 2011, Crystallex received a letter from the Compliance & Disclosure Department of Toronto Stock Exchange (“TSX”) requesting that the Company provide information to the TSX regarding its current operating activities as part of a fact gathering process related to meeting the TSX’s continuous listing requirements.  The letter stated that if the TSX determines that the Company has discontinued a substantial portion of its business, the Company will be required to meet the original listing requirements (“OLRs”) of the TSX. The TSX may provide the Company with up to 120 days from the date of the letter, to meet the OLRs. If the Company fails to provide an acceptable plan to the TSX of how it intends to meet the OLRs in the short term, the TSX will initiate a delisting review.

The complete MD&A and Financial Statements can be accessed and viewed on the Company’s website, SEDAR and EDGAR.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. The Company continues to evaluate mining projects in which it can bring additional expertise to create value for the participants.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company and its subsidiaries, constitute forward-looking statements. The words “will”, “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements. See “Risk Factors” section of the Company’s MD&A.  Forward-looking statements include, among other things, statements regarding the proposed terms of the Notes and the CVRs.  Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	November 11, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President